Exhibit 99.1

Cool Company Ltd. – Notice of Annual General Meeting 2023

HAMILTON, Bermuda--(BUSINESS WIRE)--September 15, 2023--Cool Company Ltd. (the “Company”) (NYSE: CLCO / CLCO.OL) advises that its 2023 Annual General Meeting will be held on November 29, 2023 in Bermuda. The record date for voting at the Annual General Meeting is set to September 26, 2023.

A copy of the notice and associated information will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company’s website at http://www.coolcoltd.com.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Contacts

Cool Company Ltd.
IR@CoolColtd.com